Filed by SatixFy Communications Ltd. / Endurance Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-6(b)

under the Securities Exchange Act of 1934

Subject Company: Endurance Acquisition Corp.

Commission File No. 001-40810

Date: October 17, 2022

SatixFy Announces First Half 2022 Financial Results; Proposed Business Combination with Endurance Acquisition Corp. Expected to Close October 2022

October 17, 2022

SatixFy Communications Ltd. (“SatixFy” or the “Company”), a leader in next-generation satellite communication systems based on in-house developed chipsets, today announced financial results for the six months ended June 30, 2022.

First Half 2022 Financial Highlights:

•	SatixFy’s results for the six months ended June 30, 2022 were in line with its updated projected results of operations disclosed in its Registration Statement on Form F-4, as filed with the Securities and Exchange Commission on September 21, 2022 (the “Updated Projections”), including Revenue of $3.3 million for the six months ended June 30, 2022, a decrease from $10.9 million for the same period in 2021. Revenue declined, as anticipated, due to supply chain-related constraints as well as order delays and cancellations by certain customers impacted by uncertainty in the satellite communications industry, including as a result of the Russia-Ukraine war.
•	Gross profits of $1.8 million for the six months ended June 30, 2022, a decrease from $6.9 million for the same period in 2021, driven by the revenue decline described above.
•	Net loss for the period was $19.1 million, an increase from $6.6 million for the same period in 2021.
•	In February 2022, SatixFy entered into a $55.0 million secured term loan facility with Francisco Partners in a transaction that also included the issuance of 808,907 SatixFy shares to Francisco Partners. The loan matures in February 2026 and bears interest at 9.5% annually until maturity (so long as the Business Combination is consummated by February 1, 2023). SatixFy used a portion of the loan proceeds to refinance its existing debt, achieving extended maturity on its outstanding debt, and will use the remainder of the proceeds to fund its working capital requirements.
•	As of June 30, 2022, SatixFy had an improved cash balance of $23.0 million, a substantial increase from $3.9 million as of December 31, 2021.
•	SatixFy continued to focus on development of products and technology with gross R&D spend of $15.0 million for the six months ended June 30, 2022, compared to $17.4 million for the same period in 2021.

First Half 2022 Business Updates:

•	SatixFy remains on track to complete its previously announced business combination (the “Business Combination”) with Endurance Acquisition Corp. (“Endurance”), subject to approval by the Endurance shareholders and other customary closing conditions. Upon the closing of the Business Combination, the combined Company will operate as SatixFy and trade on the NYSE American under the symbols “SATX” and “SATX WSA,” respectively. The Business Combination is expected to close at the end of October 2022.
•	On June 28, 2022, SatixFy, supported by the UK Space Agency and the European Space Agency, using the OneWeb constellation, successfully demonstrated a high-speed low-latency 5G-enabled link with a LEO satellite via its fully electronically steered multi-beam multi-orbit antenna terminal.
•	SatixFy’s Board of Directors following the Business Combination will include: Yoav Leibovitch, Mary P. Cotton, Yair Shamir, Lord David L. Willetts, Richard C. Davis, Moshe Eisenberg and Yoram Stettiner.

About SatixFy

SatixFy develops end-to-end next-generation satellite communications systems, including satellite payloads, user terminals and modems, based on powerful chipsets that it develops in-house.

SatixFy’s products include modems that feature Software Defined Radio and Fully Electronically Steered Multi Beam Antennas (“ESMA”) that support the advanced communications standard DVB-S2X. SatixFy’s innovative ASICs improve the overall performance of satellite communications systems, reduce the weight and power requirements of terminals and payloads, and save real estate for gateway equipment. SatixFy’s advanced VSATs and ESMA arrays are optimized for a variety of mobile applications and services, using LEO, MEO and GEO satellite communications systems, for aero/in-flight connectivity systems, communications-on-the-move applications, satellite-enabled Internet-of-Things, and consumer user terminals.

SatixFy is headquartered in Rehovot, Israel with additional offices in the US, UK and Bulgaria. For more information, please refer to www.SatixFy.com.

About Endurance Acquisition Corp.

Endurance Acquisition Corp. is a special purpose acquisition company formed by an affiliate of Antarctica Capital, an international private equity firm, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses. Endurance was founded on April 23, 2021 and is headquartered in New York, NY.

Important Information About the Proposed Transaction and Where to Find It

The proposed Business Combination will be submitted to the shareholders of Endurance for their consideration. SatixFy has filed a registration statement on Form F-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which has been declared effective on September 30, 2022, and includes a definitive proxy statement to be distributed to Endurance’s shareholders as of the record date established for voting on the proposed Business Combination in connection with Endurance’s solicitation for proxies for the vote by Endurance’s shareholders in connection with the proposed Business Combination and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to SatixFy’s and Endurance’s shareholders in connection with the completion of the proposed Business Combination. Endurance’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus in connection with Endurance’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve, among other things, the proposed Business Combination, because these documents contain important information about Endurance, SatixFy and the proposed Business

Combination. Shareholders may also obtain a copy of the preliminary or definitive proxy statement, as well as other documents filed with the SEC regarding the proposed Business Combination and other documents filed with the SEC by Endurance, without charge, at the SEC's website located at www.sec.gov or by directing a request to Endurance Acquisition Corp., 630 Fifth Avenue, 20th Floor, New York, NY 10111.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED TRANSACTION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of SatixFy’s and Endurance’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of SatixFy and Endurance. These forward-looking statements are subject to a number of risks and uncertainties, including the risk that SatixFy and its current and future collaborators are unable to successfully develop and commercialize SatixFy’s products or technologies, including the compact electronically steered multi-beam array designed for mobility services, or experience significant delays in doing so; the ability for SatixFy or its collaborators to obtain the necessary approvals and certifications for SatixFy’s products and technologies; the ability for SatixFy or its collaborators to achieve milestones under the ESA Sunrise Partnership Project; potential design flaws or performance issues in SatixFy’s products and technologies that may not be discovered or discoverable during product trials and demonstrations; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed Business Combination; the outcome of any legal proceedings that may be instituted against SatixFy or Endurance, the combined company or others following the announcement of the proposed Business Combination; the inability to complete the proposed Business Combination due to the failure to obtain approval of the shareholders of SatixFy or Endurance or to satisfy other conditions to closing; changes to the proposed structure of the proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the proposed Business Combination; the ability to meet stock exchange listing standards following the consummation of the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of SatixFy as a result of the announcement and consummation of the proposed Business Combination; the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees and the execution of the CEO transition plan; costs related to the proposed Business Combination; changes in applicable laws or regulations; SatixFy’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; any downturn or volatility in economic conditions; the effects of COVID-19 or other epidemics; changes in the competitive environment affecting SatixFy or its customers, including SatixFy’s inability to introduce new products or technologies; the impact of pricing pressure and erosion; supply chain risks; risks to SatixFy’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against SatixFy; the possibility that SatixFy or Endurance may be adversely affected by other economic, business and/or competitive factors; SatixFy’s estimates of its financial performance; risks related to the fact that SatixFy is incorporated in Israel and governed by Israeli law; the factors discussed in the Registration Statement under the heading “Risk Factors;” and those factors discussed in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021, in each case, under the heading “Risk Factors,” and other documents of Endurance filed, or to be filed, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither SatixFy nor Endurance presently know or that SatixFy and Endurance currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect SatixFy’s and Endurance’s expectations, plans or forecasts of future events and views as of the date of this press release. SatixFy and Endurance anticipate that subsequent events and developments will cause SatixFy’s and Endurance’s assessments to change. However, while SatixFy and Endurance may elect to update these forward-looking statements at some point in the future, SatixFy and Endurance specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing SatixFy’s and Endurance’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Participants in Solicitation

Endurance, SatixFy and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Endurance’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Endurance’s shareholders in connection with the proposed Business Combination is set forth in Endurance’s proxy statement / prospectus filed with the SEC. You can find more information about Endurance’s directors and executive officers in Endurance’s final prospectus dated September 14, 2021 and Annual Report on Form 10-K for the fiscal year ended December 31, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is included in the definitive proxy statement / prospectus. Shareholders, potential investors and other interested persons should read the definitive proxy statement / prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

SATIXFY COMMUNICATIONS LTD.

SUMMARY OF UNAUDITED INTERIM FINANCIAL RESULTS

(in thousands of USD, except per share amounts)

(Unaudited)

	For the six-month period ended June 30
	2022	2021
Revenues	3,311	10,907
Gross profit	1,787	6,893
Gross profit margin	54%	64%
Loss for the period	(19,072)	(6,597)
Loss per share	(1.03)	(0.37)

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in thousands of USD)

	June 30,	December 31,
	2022	2021
	Unaudited
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	23,007	3,854
Trade accounts receivable	1,202	806
Contract Assets	4,035	6,015
Other current assets	7,166	3,419
Related parties	93	-
Inventory	771	685
Total current assets	36,274	14,779

NON-CURRENT ASSETS:
Right-of-use assets	3,098	3,147
Property, plant and equipment, net	989	972
Investment in Jet Talk	2,026	2,137
Other non-current assets	220	271
Total non-current assets	6,333	6,527

TOTAL ASSETS	42,607	21,306

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Trade payables	1,394	8,522
Short term loans from financial institutions	-	6,334
ESA advance payments	10,137	15,270
Prepayment from Customer	12,258	1,504
Lease liabilities	936	989
Other accounts payable and accrued expenses	7,464	6,704
Related parties	174	2,149
Total current liabilities	32,363	41,472

NON-CURRENT LIABILITIES:
Long term loans from financial institutions	50,470	6,943
Lease liabilities	2,638	2,984
Loan from shareholder, net	-	4,533
Warrant Liabilities	1,290	1,392
Liability for royalties payable	1,390	1,368
Total non-current liabilities	55,788	17,220

SHAREHOLDERS’ DEFICIT:
Share capital	4	4
Share premium	53,443	46,203
Capital reserves	3,900	226
Accumulated deficit	(102,891)	(83,819)
Total shareholders’ deficit	(45,544)	(37,386)

TOTAL LIABILITIES AND SHAREHOLDERS’ DEFICIT	42,607	21,306

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands of USD)

	For the six-month period ended June 30
	2022	2021
Revenues:
Development services and preproduction	2,983	9,048
Sale of products	328	1,859
Total revenues	3,311	10,907

Cost of sales and services:
Development services and preproduction	1,323	2,625
Sale of products	201	1,389
Total cost of sales and services	1,524	4,014

Gross profit	1,787	6,893

Research and development expenses, net	9,045	8,823
Selling and marketing expenses	1,020	855
General and administrative expenses	4,216	1,883
Loss from operations	(12,494)	(4,668)

Finance Income	210
Finance Expenses	(6,677)	(978)
Company's share in the loss of a company accounted by equity method, net	(111)	(951)
Loss before income taxes	(19,072)	(6,597)
Income taxes
Loss for the period	(19,072)	(6,597)

Other comprehensive income (loss) net of tax:
Exchange gain (loss) arising on translation of foreign operations	3,674	(557)
Total comprehensive loss for the period	(15,398)	(7,154)

Basic and diluted loss per share (in dollars)	(1.03)	(0.37)
Basic and diluted weighted average common shares outstanding	18,601	17,892

SATIXFY COMMUNICATIONS LTD.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of USD)

	For the six-month period ended June 30
	2022	2021
Cash flows from operating activities:
Loss for the period	(19,072)	(6,597)
Adjustments to reconcile net profit to net cash provided by operating activities:
Depreciation and amortization	740	764
Company's share in the loss of a company accounted by equity method, net	111	951
Finance expenses on loans	401	545
Change in the fair value of warrant liabilities	(102)	(164)
Stock-based compensation	229	77
Decrease (Increase) in trade accounts receivable	(439)	(1,571)
Decrease (Increase) in contract assets	1,336	(2,171)
(Increase) in inventory	(86)	40
Increase (Decrease) in other current assets	(4,396)	844
Increase in trade payables	(6,745)	1,588
Decrease in ESA prepayments	(3,865)	(1,477)
Decrease in deferred revenues	-	(563)
Increase in other accounts payable and accrued expenses	(957)	212
Increase in prepayments from customers	11,502	-
Increase (Decrease) in liability for royalties payable	141	290
Net cash used in operating activities	(21,202)	(7,232)

Cash flow from investing activities
Decrease in long-term bank deposit	51	217
Purchase of property, plant and equipment	(119)	(297)
Net cash provided by (used in) investing activities	(68)	(80)

Cash flows from financing activities
Receipt of long-term loans from a financial institution, net and issuance of shares to the lender	52,837	5,000
Repayment of loan from shareholder	(5,000)	-
Repayment of loans from banks	(13,818)	(1,020)
Repayment of royalty liability	(119)	-
Payments of lease liabilities	(795)	(808)
Issuance of shares	5,033	22
Net cash provided by financing activities	38,138	3,194
Increase (decrease) in cash and cash equivalents	16,868	(4,118)
Cash and cash equivalents balance at the beginning of the year	3,854	6,983
Effect of changes in foreign exchange rates on cash and cash equivalents	2,285	10
Cash and cash equivalents balance at the end of the period	23,007	2,875

Contacts

For SatixFy:

Investor Contact:

Kevin Hunt

SatixFyIR@icrinc.com

Media Contact:

Helena Itzhak

Helena.itzhak@satixfy.com

Media Contact:

Brian Ruby

ICR Inc.

SatixFyPR@icrinc.com